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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Lewis
Shannon Menjivar
Kibum Park
Mary Beth Breslin
Division of Corporation Finance
Office of Real Estate & Construction

Re:	GSR III Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2024
File No. 333-280842

To the addressees set forth above:

On behalf of our client, GSR III Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 9, 2024 (the “Comment Letter”) with respect to the Registration Statement on Form S-1/A filed with the Commission by the Company on September 10, 2024. Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form S-1/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 24, 2024

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your revised disclosure in response to prior comment 3. Please also disclose that the additional issuance of securities that may occur as a result of the conversion of sponsor loans into units may result in a material dilution of purchasers’ equity interests. See Item 1602(a)(3).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and pages 79 and 87 of the Registration Statement.

2.	We note your response to prior comment 5 that “no anti-dilution adjustments of the founder shares in connection with our initial business combination are contemplated at this time.” However, as there is a mechanism allowing for anti-dilution adjustment to occur in connection with an initial business combination, please revise your disclosure to address the potential material dilutive effect any use of this mechanism may have on purchasers in this offering. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and pages 34, 62-63, 71, 82 and 85 of the Registration Statement. The Company further advises the Staff that the anti-dilution rights in the proposed Amended and Restated Memorandum and Articles of Association will be customary provisions for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and not an actual ownership dilution risk to shareholders.

3.	We note your response to comment 7. Please tell us if the investors in the company’s sponsor are contractually required to contribute at least $5,000,001, which will satisfy the net tangible asset requirement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that our investors are contractually required to contribute approximately $3,659,280. The Company further advises the Staff that the Company has revised disclosure on pages 26, 36, 39, 112, 114 and 139 of the Registation Statement to clarify that the Company will not consummate a business combination unless it maintains net tangible assets of at least $5,000,001.

Summary

Our Sponsor, page 5

4.	We note your response to prior comment 9. Please revise the table on page 5 to provide the disclosures required by Item 1602(b)(6) of Regulation S-K with respect to the anti-dilution adjustment of the founder shares. In this regard, we note your disclosure on page 71 about the possible “issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares” in connection with the anti-dilution provisions of the founder shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages the cover page and pages 6, 34, 62-63, 71, 82, 85 and 94 of the Registration Statement. The Company further advises the Staff that the anti-dilution rights in the proposed Amended and Restated Memorandum and Articles of Association will be customary provisions for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and not an actual ownership dilution risk to shareholders.

October 24, 2024

5.	We note your response to prior comment 10. Following the table on page 5, please revise to disclose the extent to which the securities issuance of shares may result in a material dilution of the purchasers’ equity interests, including the potential dilution due to the anti-dilution provisions of the founder shares. In this regard, we note your disclosure on pages 62-63 that the “dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our initial business combination” and that “because of the anti- dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on the cover page and pages 6, 34, 62-63, 71, 82, 85 and 94 of the Registration Statement. The Company further advises the Staff that the anti-dilution rights in the proposed Amended and Restated Memorandum and Articles of Association will be customary provisions for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and not an actual ownership dilution risk to shareholders.

Redemption of public shares and distribution..., page 29

6.	We note your response to prior comment 15. Please revise to disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Furthermore, disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 30 and 109 of the Registration Statement. The Company further advises the Staff that there are no limitations to the number of extensions that may be approved by shareholder vote, including the number of times that the Company may seek to extend.

Risk Factors

We may not be able to complete an initial business combination since such initial business combination may be subject..., page 43

7.	We note your response to prior comment 17 addresses the SPAC rather than your sponsor, GSR III Sponsor LLC. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sponsor is not controlled by, or has substantial ties with, a non-U.S. person.

October 24, 2024

Conflicts of Interest, page 118

8.	We note your response to prior comment 23. Please revise to state the basis for your disclosure on pages 10, 98 and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to complete your initial business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 10, 32, 98, 119 and 129of the Registration Statement.

Officer and Director Compensation, page 125

9.	We note your response to prior comment 24. To the extent you do not plan to determine the amount of membership interests in the sponsor that you will issue to independent directors for services as a director prior to this offering, please revise this section to so state. Please also expand your disclosure regarding conflicts of interest, such as in the section beginning on page 128, to discuss conflicts of interest arising from the manner in which your independent directors will be compensated.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on pages 119, 128 and 135 of the Registration Statement.

Principal Shareholders, page 132

10.	We note your response to prior comment 25. We further note that Gus Garcia, Lewis Silberman and Anantha Ramamurti are identified in note 2 to the table as the managers of GSR Sponsor. Please revise the disclosure in the footnote, if true, to clarify that they share voting and investment control over the shares held by GSR Sponsor. If so, please revise the amount and percentage of shares beneficially owned by each of the managers of your sponsor to reflect the shares held by the sponsor. See Exchange Act Rule 13d-3 and Item 403(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised disclosure on page 132 of the Registration Statement.

October 24, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Mike Blankenship, Winston & Strawn LLP